PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Finance LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Greenwich Office Park, Suite 150
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidity Finance LP, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-19-2021

Notary Public 3/2/2020

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDITY FINANCE LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

LIQUIDITY FINANCE LP

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Liquidity Finance LP
Greenwich, Connecticut

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Liquidity Finance LP as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Liquidity Finance LP as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Liquidity Finance LP's management. Our responsibility is to express an opinion on Liquidity Finance LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liquidity Finance LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Liquidity Finance LP's auditor since 2013.
New York, New York
March 2, 2020

Liquidity Finance LP
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	1,166,671
Due from clearing brokers, includes deposit of $100,194		168,579
Other assets		144,863
TOTAL ASSETS	$	1,480,113
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	118,845
Commissions payable		530,337
Due to Parent		197,009
TOTAL LIABILITIES		846,191
Partners' Capital		633,922
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,480,113

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LP (the "Company") is a Delaware limited partnership. Liquidity Finance LLP is a London based broker dealer and is the parent company (the "Parent") of the Company. Liquidity Finance Holdings, LLC is the general partner (the "GP") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's institutional customers are cleared by the Company's clearing broker on a fully disclosed basis and, therefore, the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its main office in Greenwich, CT.

In August, 2019 Liquidity Finance LLP and Seaport Global Holdings LLC("Seaport"), a privately held firm specializing in Global Credit Sales, Trading, and Research, agreed to form a strategic partnership focused on servicing the global Emerging Markets. The goal being a potential merger of the two businesses during the latter half of 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

FOREIGN EXCHANGE

Translation of foreign currency assets denominated in foreign currencies are translated at year-end rates of exchange, whereas statement of operations accounts is translated at average rates of exchange for the year

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days when purchased, which are not held for sale in the ordinary course of business. At December 31, 2019, the Company had no cash equivalents, but approximately $0.85 million cash was being held in Great Britain pounds sterling.

INCOME TAXES

The Company does not record a provision for federal and state income taxes because the partners report their share of the Company's profits or losses on their income tax returns.

The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is subject to various state taxes and New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three -year period prior to the date of these financial statements.

The Company applies the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

Lease Accounting and Adoption of New Accounting Standard

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The amount receivable from broker at December 31, 2019 includes the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transactions on a fully disclosed basis and commissions earned as an introducing broker of transactions for its customers, net of clearing expenses.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2019, U.S. cash balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limits by approximately $66,000. The Company has a $0.85 million cash balance in a foreign bank account, which is not insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK(CONTINUED)

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At December 31, 2019, the Company had net capital of $438,026 which exceeded required net capital by $338,026. The Company's ratio of aggregate indebtedness to net capital ratio was 1.93 to 1 at December 31, 2019.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 7 – INCOME TAXES

The Company is a partnership and, therefore, does not record a provision for federal taxes because the partners report their share of the Company's profits or losses on their income tax returns.

NOTE 7 – INCOME TAXES (CONTINUED)

The Company files an income tax return in the federal jurisdiction and may file in various states. The Company is, however, subject to New York City Unincorporated Business Tax ("NYCUBT") and state taxes.

NOTE 8 – PARTNERS' CAPITAL AND PROFIT AND LOSS ALLOCATIONS

Liquidity Finance Holdings, LLC, a Delaware limited liability company, is the GP of the Company and Liquidity Finance LLP is the initial limited partner (the "Initial LP") of the Company. Individual limited partners (the "Individual LPs") may be admitted to the Company as Individual LPs.

The business and affairs of the Company will be managed by the GP. The GP has absolute exclusive and complete control of the business and affairs of the Company. The Initial LP and Individual LPs do not participate in the management of the business.

The partners' capital immediately before the effective date, as defined, was allocated .01% to the GP with the remainder, 99.99%, allocated to the Initial LP. No additional capital contributions were required. No partner will be required to make additional capital contributions to the Company, including Individual LPs.

The GP will determine partnership percentages in the Company. The GP's percentage is set at .01% and partnership percentages of the Initial LP and each Individual LP are established at the discretion of the GP. Pursuant to the limited partnership agreement the net profits or net losses of the Company will be allocated among the partners in proportion to their respective partnership percentages as outlined above.

Distributions to partners are made as determined by the GP in its sole discretion. The distributions are in accordance with the partnership percentages outlined above. Each Individual LP agrees that the GP may increase or decrease their partnership percentage at any time on a prospective basis.

NOTE 9 – COMMITMENTS

In connection with its strategic partnership with Seaport, in November, 2019 the Company signed a surrender agreement with the landlord for its Stamford space and relocated to Greenwich into space leased by Seaport. Under the terms of the surrender agreement the Company vacated the Stamford space before December 31, 2019 and is obligated to pay the Stamford rent through April 30, 2020.

NOTE 9 – COMMITMENTS (CONTINUED)

As of December 31, 2019, a reserve of $63,000 was established for the rent payments due to the Stamford landlord through April 30, 2020. It is expected that the Company will execute a sublease agreement with Seaport following the end of the surrender agreement.

At December 31, 2019, the Company has security lease deposits on its Stamford office of $89,680 which is included in other assets on the statement of financial condition.

NOTE 10 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with its Parent. Under the agreement, the Parent provides certain services to the Company and allocates expenses to the Company to reimburse it for those costs.

The statement of financial condition as of December 31, 2019 reflects a payable to the Parent of $197.009. This net payable is primarily the result of the expense sharing costs and for commissions due to Parent. The due to Parent is non-interest bearing, has no formal repayment terms and is unsecured. During the year ended December 31, 3019, $441,068 was repaid to the parent.

NOTE 13-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2019 through March 2, 2020, the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.